# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Colliers International Group Inc., CIK 0000913353
CUSIP: 194693107
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 1140 Bay Street, Suite 4000, Toronto, Ontario Canada (A6), M5S 2B4
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001543170
Persons authorized to receive notices and communications: Keith Cozza, Spruce House Investment Management LLC, 435 Hudson Street, Suite 804, New York, New York (NY), 10014, (646) 661-1774

## Reporting persons
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC (CIK 0001543170): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,511,000; sole dispositive power 0; shared dispositive power 2,511,000; aggregate amount beneficially owned 2,511,000 (5.04% of the class)
- SPRUCE HOUSE CAPITAL LLC (CIK 0001472167): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,511,000; sole dispositive power 0; shared dispositive power 2,511,000; aggregate amount beneficially owned 2,511,000 (5.04% of the class)
- THE SPRUCE HOUSE PARTNERSHIP LLC (CIK 0001797827): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,511,000; sole dispositive power 0; shared dispositive power 2,511,000; aggregate amount beneficially owned 2,511,000 (5.04% of the class)
- ZACHARY STERNBERG (CIK 0001679333): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,511,000; sole dispositive power 0; shared dispositive power 2,511,000; aggregate amount beneficially owned 2,511,000 (5.04% of the class)
- BENJAMIN STEIN (CIK 0001679335): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 41,883; shared voting power 2,511,000; sole dispositive power 41,883; shared dispositive power 2,511,000; aggregate amount beneficially owned 2,552,883 (5.13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares
Name of issuer: Colliers International Group Inc.
Address of issuer's principal executive offices: 1140 Bay Street, Suite 4000, Toronto, Ontario Canada (A6), M5S 2B4
Comment: This statement relates to the Subordinate Voting Shares (the "Shares") of Colliers International Group Inc., a Canadian corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Spruce House Investment Management LLC, a Delaware limited liability company ("Spruce Investment");

(ii) Spruce House Capital LLC, a Delaware limited liability company ("Spruce Capital");

(iii) The Spruce House Partnership LLC, a Delaware limited liability company ("Spruce Partnership");

(iv) Zachary Sternberg; and

(v) Benjamin Stein.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 435 Hudson Street, Suite 804, New York, New York 10014.
Present principal occupation or employment: The principal business of Spruce Investment is serving as the investment adviser to certain funds, including The Spruce House Partnership (AI) LP, a Delaware limited partnership ("Spruce AI") and The Spruce House Partnership (QP) LP, a Delaware limited partnership ("Spruce QP"). The principal business of Spruce Capital is serving as the general partner of certain funds, including Spruce AI and Spruce QP. Spruce AI and Spruce QP are each members of Spruce Partnership. Messrs. Sternberg and Stein are the managers of each of Spruce Investment and Spruce Capital.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 2,511,000 Shares beneficially owned by Spruce Partnership were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Of such 2,511,000 Shares, 2,345,800 Shares were purchased in open market transactions for an aggregate purchase price of approximately $169,217,896, including brokerage commissions and, on February 28, 2024, 165,200 Shares were purchased in an underwritten public offering at a price of $121.00 per Share for an aggregate purchase price of $19,989,200, including brokerage commissions. Of the 41,883 Shares owned directly by Benjamin Stein, 17,696 were purchased with personal funds through the exercise of stock options that were received in connection with Mr. Stein's tenure as a member of the board of directors of the Issuer for an aggregate purchase price of approximately $1,184,863, including brokerage commissions and 24,187 Shares are issuable upon the exercise of stock options that were received in connection with Mr. Stein's tenure as a member of the board of directors of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this statement solely because as of March 31, 2026, the Reporting Persons' beneficial ownership of the Issuer's Shares exceeded five percent of the outstanding Shares and Mr. Stein is on the Issuer's board of directors. The increase in ownership above the five percent threshold resulted from open-market purchases and is not in connection with any plan or proposal intended to change or influence the control of the Issuer. The Reporting Persons hold the Shares they beneficially own for investment purposes and believe that the Shares are undervalued and represent an attractive investment opportunity. The Reporting Persons last reported their beneficial ownership of the Issuer's securities in a statement on Schedule 13D filed with the Securities and Exchange Commission on February 28, 2022. Mr. Stein has continually served as a director of the Issuer since September 14, 2017 and the Reporting Persons are supportive of the efforts of the senior management of the Issuer, which have generated, and in the Reporting Persons' views, will continue to generate, significant shareholder value.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any discussions the Reporting Persons may have with members of the Issuer's management or board of directors will be in the ordinary course of Mr. Stein's service as a director and not for the purpose of changing or influencing control of the Issuer.

Subject to applicable legal requirements, and depending on various factors including, without limitation, the Issuer's financial position and strategic direction, general economic and industry conditions, securities market conditions, the market price of the Shares, the Reporting Persons' investment objectives, liquidity needs and tax considerations, the Reporting Persons may from time to time acquire additional Shares or dispose of some or all of the Shares beneficially owned by them in open market transactions, privately negotiated transactions or otherwise. The Reporting Persons reserve the right to change their intentions with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares beneficially owned by each person named herein is based upon 49,778,127 Shares outstanding, as of March 26, 2026, which is the total number of Shares outstanding as reported in the Issuer's Form 40-F filed with the Securities and Exchange Commission on March 27, 2026.

As of the date hereof, Spruce Investment, as the investment adviser of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 2,511,000 Shares owned by Spruce Partnership, representing approximately 5.04% of the outstanding Shares.

As of the date hereof, Spruce Capital, as the general partner of Spruce AI and Spruce QP, which are each members of Spruce Partnership, may be deemed the beneficial owner of the 2,511,000 Shares owned by Spruce Partnership, representing approximately 5.04% of the outstanding Shares.

As of the date hereof, 2,511,000 Shares are held in the account of Spruce Partnership, representing approximately 5.04% of the outstanding Shares.

As of the date hereof, Mr. Sternberg, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 2,511,000 Shares owned by Spruce Partnership, representing approximately 5.04% of the outstanding Shares.

As of the date hereof, Mr. Stein directly beneficially owned 41,883 Shares, including 24,187 Shares issuable upon exercise of stock options held by Mr. Stein that are currently exercisable or will become exercisable within 60 days of the date hereof. Mr. Stein, as the manager of each of Spruce Investment and Spruce Capital, may be deemed the beneficial owner of the 2,511,000 Shares owned by Spruce Partnership, representing (together with the Shares directly beneficially owned thereby) approximately 5.13% of the outstanding Shares. In addition, Mr. Stein holds stock options to acquire an additional 9,563 Shares that are not exercisable within 60 days and are not counted as beneficially owned securities for purposes of Rule 13d-3 under the Act and are excluded from the amounts reported above. Mr. Stein also holds 3,688 deferred share units ("DSUs") granted as director compensation. These DSUs are fully vested; however, they are payable in cash following cessation of his service on the Issuer's board of directors and do not entitle the holder to acquire Shares within 60 days. Accordingly, the DSUs are not counted as beneficially owned securities for purposes of Rule 13d-3 under the Act and are excluded from the amounts reported above.

The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this statement shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this statement for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule I hereto, none of the Reporting Persons has effected any transaction with respect to the Shares during the past sixty (60) days. The prices set forth in the table include commissions.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information disclosed under Item 3 above is incorporated herein by reference.

On April 6, 2026, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule I annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

Exhibit 99.1: Joint Filing Agreement by and among Spruce House Investment Management LLC, Spruce House Capital LLC, The Spruce House Partnership LLC, Zachary Sternberg, and Benjamin Stein, dated April 6, 2026.

## Signatures
- SPRUCE HOUSE INVESTMENT MANAGEMENT LLC: /s/ Zachary Sternberg, Zachary Sternberg/Managing Member (04/06/2026)
- SPRUCE HOUSE CAPITAL LLC: /s/ Zachary Sternberg, Zachary Sternberg/Managing Member (04/06/2026)
- THE SPRUCE HOUSE PARTNERSHIP LLC: /s/ Zachary Sternberg, Zachary Sternberg/Managing Member (04/06/2026)
- ZACHARY STERNBERG: /s/ Zachary Sternberg, Zachary Sternberg (04/06/2026)
- BENJAMIN STEIN: /s/ Benjamin Stein, Benjamin Stein (04/06/2026)